UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): [  ]

This Report on Form 6-K, including the exhibits hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-232935) and Forms S-8 (File Nos. 333-224737, 333-210561, 333-200834) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or Reports subsequently filed or furnished.

Other Information

On February 19, 2020, Aeterna Zentaris Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors in the United States to purchase 3,478,261 common shares, no par value (the “Common Shares”), at $1.29375 per share in a registered direct offering (the “Registered Offering”) and warrants to purchase up to 2,608,696 common shares (the “Investor Warrants”) in a concurrent private placement (the “Private Placement” and collectively with the Registered Offering, the “Offering”). The offering of the Common Shares (the “Registered Offering”) was made pursuant to the Company’s registration statement on (File No. 333-232935) (the “Registration Statement”), which was declared effective with the Securities Exchange Commission (the “Commission”) on August 15, 2019. The Investor Warrants and the shares of our Common Shares issuable upon the exercise of the Investors Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), are not being offered pursuant to the Registration Statement, and are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and Rule 506(b) promulgated thereunder. The Investor Warrants will be exercisable immediately and have an exercise price of $1.20. The Investor Warrants will expire five and a half years from the date of issuance. The gross proceeds to the Company from the Offering are estimated to be approximately $4.5 million before deducting the placement agent’s fees and other estimated offering expenses, and excluding the proceeds, if any, from the exercise of the Investor Warrants. The Offering is expected to close on or about February 21, 2020, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co., LLC (the “Placement Agent”) served as the sole placement agent for the offering pursuant to an engagement agreement, dated February 18, 2020, between the Company and Placement Agent (the “Engagement Agreement”). Pursuant to the Engagement Agreement, the Company agreed to pay the Placement Agent an aggregate of 7.25% of the gross proceeds of the offering, a management fee of 1% of the gross proceeds of the offering, and to reimburse the Placement Agent for certain expenses. The Company also agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) to purchase 243,478 shares of our Common Shares, which have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $1.61719 per Common Share and will expire on February 19, 2025.

The Company intends to use the net proceeds from the Offering for general corporate purposes, which includes, among other purposes, the funding of a pediatric clinical trial in the E.U. and U.S. for Macrilen™ (macimorelin).

The Engagement Agreement and the Securities Purchase Agreement contain customary representations and warranties, agreements and obligations, conditions to closing and termination provisions.

The foregoing descriptions of the Investor Warrant, Securities Purchase Agreement, Engagement Agreement and Placement Agent Warrants are qualified in their entirety by reference to the full text of the forms thereof. Copies of the form of Investor Warrant and the form of Securities Purchase Agreement dated as of February 19, 2020, between the Company and the purchasers signatory thereto are attached hereto as Exhibits 99.1 and 99.2, respectively. A copy of the Engagement Agreement between the Company and the Placement Agent dated February 18, 2020 and the form of Placement Agent Warrant are attached hereto as Exhibits 99.3 and 99.4, respectively. A copy of the opinion of Stikeman Elliott LLP relating to the securities is attached as Exhibit 99.5.

Exhibits

Exhibit No.	Description
99.1	Form of Investor Warrant
99.2	Form of Securities Purchase Agreement dated as of February 19, 2020 by and between Aeterna Zentaris Inc. and the Purchasers signatory thereto
99.3	Engagement Agreement with Placement Agent
99.4	Form of Placement Agent Warrant
99.5	Opinion of Stikeman Elliott LLP
99.6	Consent of Stikeman Elliott LLP (included in Exhibit 99.5)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aeterna Zentaris Inc.
(Registrant)

Date: February 21, 2020	/s/ Leslie Auld
Leslie Auld
Senior Vice President and CFO